Exhibit 21.1

Genencor International, Inc.

Subsidiaries as of December 31, 2004

Entity	State/Country of Incorporation
Genencor International, Asia Pacific Pte Ltd.	Singapore

Genencor International, B.V.	Netherlands

Genencor International, B.V.B.A.	Belgium

Genencor International do Brasil Ltda.	Brazil

Genencor International France S.A.R.L.	France

Genencor International Indiana, Inc.	Delaware

Genencor International Japan, Ltd.	Delaware

Genencor International Limited	Jersey, Channel Islands

Genencor International Oy	Finland

Genencor International Vertriebs GmbH	Germany

Genencor International Wisconsin, Inc.	Delaware

Genencor International Argentina, S.R.L.	Argentina

Genencor Kyowa Co. Ltd.	Japan

Genencor Luxembourg S.A.R.L.	Luxembourg

Genencor Mauritius, Ltd.	Mauritius

Genencor International Cayman Ltd.	Cayman Islands

Genencor (WUXI) Bio-Products Co. Ltd.	People’s Republic of China